September 16, 2009

By U.S. Mail and facsimile (631) 360-9380

Bradley E. Rock
Chairman, President and Chief Executive Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, New York 11788

> **Re: Smithtown Bancorp, Inc.**
> **Form 10-K and Form 10-K/A for December 31, 2008**
> **Definitive Proxy Statement filed March 12, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **File Number 000-13314**

Dear Mr. Rock:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended June 30, 2009

Consolidated Statement of Income, page 4

1.   We note the $255 million net impairment loss recorded in your statement of income. We also note on your statement of income, a total impairment gain of $41 million and a $296 million gain recognized in other comprehensive income. On page 15, you state you recorded $622 million of OTTI losses in other comprehensive income

during the period. As such, the $296 million gain presented as other comprehensive income in the statement of income does not agree with the $622 million loss disclosed on page 15. Please explain to us the reason for this difference and revise future filings to clarify.

Note 9 – Investments, page 12

2.   On the top of page 16 you state through the period ended March 31, 2009, you recognized cumulative other-than temporary impairment charges of $865 million for various securities. Please tell us where this is disclosed in your Form 10-Q as of March 31, 2009 as we could not find any disclosure on this matter in the financial statements or footnote disclosures.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions on accounting matters to Babette Cooper at 202-551-3396, or to Amit Pande, Accounting Branch Chief, at 202-551-3423.

Sincerely,

Eric Envall